FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: May 26, 2006

1. Announcement regarding Partial Changes with respect to Company Split (BIGLOBE Business)

2. Company Split

(Translation)

May 26, 2006

NEC Corporation Kaoru Yano, President (Tokyo Stock Exchange, 1st Section; Code Number 6701) Contact: Ken Fukuchi, Chief Manager Corporate Communications Division +81-3-3798-6511

Announcement regarding Partial Changes

with respect to Company Split (BIGLOBE Business)

NEC Corporation (“NEC”) today announced that at its meeting of the Board of Directors held today, it was resolved that changes be made in part of the matters with respect to “Company Split (BIGLOBE Business)” announced on March 28, 2006 (“Announcement”) as follows:

1. Item (6) “Newly appointed Directors and Corporate Auditors” of Clause 2. “Outline of the Split” in the Announcement

(Underlined are the changed parts.)

Before Change	After Change
Directors	Directors
Toru Katayama Hiroshi Sakuma Hisashi Mukai Kazuyoshi Tanigishi Hajime Matsukura	Shunichi Suzuki Hiroshi Sakuma Hisashi Mukai Kazuyoshi Tanigishi Hajime Matsukura

2. Item (2) “New Company” of Clause 3. “Summary of parties of the Split” in the Announcement

(Underlined are the changed parts.)

Before Change	After Change
Representative	Representative
Toru Katayama (planned) President	Shunichi Suzuki (planned) President

(*)	Mr. Shunichi Suzuki will stay in office as Executive Vice President and Member of the Board of NEC after his assumption of the office as President of the New Company.

(Translation)

May 26, 2006

NEC Corporation Kaoru Yano, President (Tokyo Stock Exchange, 1st Section; Code Number 6701) Contact: Hideyuki Nakajima, Manager Corporate Communications Division +81-3-3798-6511

Company Split

NEC Corporation (“NEC”) (NASDAQ: NIPNY) has decided that at the meeting of its board of directors held today that NEC will transfer its business currently conducted by NEC’s Business Networks Division, which is the development, manufacture, sale and maintenance of communications systems, including PBX equipment and related software, but excluding communications systems developed for Japan Defense Agency, to NEC Infrontia Corporation (“NEC Infrontia”), a wholly-owned subsidiary of NEC, by way of company split (“Kaisha Bunkatsu”) under the Company Law of Japan (the “Split”), effective as of July 1, 2006.

1. Purpose of the Split

NEC plans to position NEC Infrontia as a core company in the area of NEC Group’s IP telephony products and to integrate the development resources of the IP telephony products overlapped within NEC Group into NEC Infrontia in order to use resources effectively. In addition, by integrating NEC Group’s technologies related to IT, network, mobile and their integrated solutions into NEC Infrontia’s IP telephony business and POS terminal business, we plan to enhance NEC Infrontia’s development capabilities for products utilizing IT, network, and mobile technologies, and to expand NEC Group’s Integrated IT/Network Solutions business.

For such purposes, NEC conducted a tender offer and stock-for-stock exchange for the shares of NEC Infrontia and as a result NEC Infrontia, approximately 53% of whose shares were held by NEC before such tender offer and stock-for-stock exchange, became a wholly- owned subsidiary of NEC, as of May 1, 2006. This Split follows the reorganization above. Through the integration of NEC’s development resources for IP telephony products into NEC Infrontia, we plan to expand NEC Group’s Integrated IT/Network Solutions business.

2. Outline of the Split

(1)	Schedule

Approval of the board of both companies:	May 26, 2006
Signing of the agreement for the Split:	May 26, 2006
Effective Date of the Split (plan):	July 1, 2006
Date of commercial registration (plan):	July 3, 2006

(2)	Method of the Split

(a)	Method of the Split

Kyu-shu Bunkatsu under the Company Law of Japan in which NEC is a transferring party and NEC Infrontia is a transferred party.

(b)	Reason to choose Kyu-syu Bunkatsu

NEC intends to make NEC Infrontia as a core company in the area of NEC Group’s IP telephony products by integrating the development resources of IP telephony products within NEC Group into NEC Infrontia in order to use resources effectively.

(3)	Allocation of shares

NEC Infrontia will issue 22,004,000 shares of common stock, and will allocate all these shares to NEC.

(4)	Split consideration

Nothing.

(5)	Rights and obligations to be transferred from NEC to NEC Infrontia

The following items will be transferred to NEC Infrontia:

(a) Inventories, prepayments, prepaid expenses, temporary payment, tangible fixed assets, intangible fixed assets, long-term prepaid expenses, advance credit, temporary credit and reserve fund which belong to the transferred business;

(b) Patents and other intellectual property rights which belong to the transferred business; and

(c) Contracts and all rights and obligations under the contracts with customers, distributors, vendors and other parties which belong to the transferred business

NEC will loan its employees to NEC Infrontia to provide their services for NEC Infrontia.

(6)	Prospects of paying debt obligations

NEC believes that based on the assets and liabilities to be transferred to NEC Infrontia, the Split will not have a material effect on NEC’s financial position. Additionally, NEC is expected not to post any significant matters from NEC and NEC Infrontia operation after the Split that are serious enough to affect their financial capability to pay their debt obligations. Therefore, NEC believes that NEC and NEC Infrontia can pay their debts and obligations that will come due after the date of Split.

3. Summary of parties of the Split

(1)	NEC

1)	Corporate Name	NEC Corporation

2)	Business	IT/Network Solutions, including manufacture and sale of computers, communications equipment, and software, as well as provision of services related to such products

3)	Date of Incorporation	July 17, 1899

4)	Head Office	7-1, Shiba 5-chome, Minato-ku, Tokyo

5)	Representative	Kaoru Yano, President

6)	Stated Capital	337,821 million yen (as of March 31, 2006)

7)	Issued Shares	1,995,923,384 shares (as of March 31, 2006)

8)	Shareholders’ Equity	1,004,851 million yen (as of March 31, 2006)

9)	Total Assets	2,458,437 million yen (as of March 31, 2006)

10)	End of Fiscal Year	March 31

11)	Number of Employees	23,528 (as of March 31, 2006)

12)	Major Customers	NTT Group, governments and other public sector institutions

13)	Major Shareholders and Ownership Ratios (as of March 31, 2006)	Japan Trustee Services Bank, Ltd. (Trust Account)	5.33%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	4.79%
		The State Street Bank and Trust Company 505103	2.32%
		Sumitomo Life Insurance Company	2.05%

14)	Main Bank	Sumitomo Mitsui Banking Corporation The Sumitomo Trust & Banking Co., Ltd.

(2) NEC Infrontia

1)	Corporate Name	NEC Infrontia Corporation

2)	Business	Development, manufacture and sale of information communications systems and information terminal equipment provision of related solution services

3)	Date of Incorporation	November 17 , 1932

4)	Head Office	6-1, Kitamikata 2-chome, Takatsu-ku, Kawasaki-shi, Kanagawa

5)	Representative	Kazunori Kiuchi, President

6)	Stated Capital	10,331 million yen (as of March 31, 2006)

7)	Issued Shares	126,724,074 shares (as of March 31, 2006)

8)	Shareholders’ Equity	29,476 million yen (as of March 31, 2006)

9)	Total Assets	54,082 million yen (as of March 31, 2006)

10)	End of Fiscal Year	March 31

11)	Number of Employees	1,351 (as of March 31, 2006)

12)	Major Customers	NEC Group and NTT Group

13)	Major Shareholders and Ownership Ratios (as of March 31, 2006)	NEC Corporation	65.71%
		Deutsche Bank AG London-PB Firm Account 614	4.79%
		Goldman Sachs International.	4.33%
		Bank of New York GCM Client Account EISG	2.12%

14)	Main Bank	Sumitomo Mitsui Banking Corporation The Sumitomo Trust & Banking Co., Ltd.

(3) Relationship of the parties

1)	Equity:	NEC owns 100% of the issued shares of NEC Infrontia.

2)	Human Resources:	Officers and employees of NEC concurrently serve as directors (one) and corporate auditors (two) of NEC Infrontia.

3)	Business:	NEC purchases from NEC Infrontia key telephone and POS products and sells to NEC Infrontia personal computers, servers, PBXs, and other products.

(4) Business results for the last three years

1)	NEC

Fiscal year	Fiscal Year ended March 31, 2004	Fiscal Year ended March 31, 2005	Fiscal Year ended March 31, 2006
Net sales (million yen)	2,509,114	2,426,835	2,370,709
Operating income (loss) (million yen)	16,252	22,083	8,529
Ordinary income (loss) (million yen)	31,900	40,245	27,566
Net income (loss) (million yen)	25,253	24,254	41,879
Net income (loss) per share (yen)	14.43	12.49	21.11
Dividend per share (yen)	6.00	6.00	6.00
Shareholders’ equity per share (yen)	473.87	474.41	504.14

2)	NEC Infrontia

Fiscal year	Fiscal Year ended March 31, 2004	Fiscal Year ended March 31, 2005	Fiscal Year ended March 31, 2006
Net sales (million yen)	84,706	83,816	83,504
Operating income (loss) (million yen)	(1,594)	(406)	(487)
Ordinary income (loss) (million yen)	(1,871)	407	688
Net income (loss) (million yen)	(736)	121	623
Net income (loss) per share (yen)	(5.86)	0.97	4.95
Dividend per share (yen)	6.00	6.00	6.00
Shareholders’ equity per share (yen)	240.75	235.66	234.44

4. Description of the business to be transferred

(1)	Business to be transferred

Development, manufacture, sale and maintenance of communications system, equipment and software, excluding those developed for Japan Defense Agency, currently conducted by NEC’s Business Network Division.

(2)	Assets and liabilities to be transferred

The amount of assets to be transferred is, as of March 31, 2006, approximately 5,200 million yen and the amount of liabilities to be transferred is, as of March 31, 2006, nothing.

5. NEC’s circumstances after the Split

(1) Corporate Name	NEC Corporation

(2) Business	IT/Network Solutions, including manufacture and sale of computers, communications equipment, and software, as well as provision of services related to such products

(3) Head Office	7-1, Shiba 5-chome, Minato-ku, Tokyo

(4) Representative	Kaoru Yano, President

(5) Stated Capital	337,821 million Yen (As of March 31, 2006.)

(6) End of Fiscal Year	March 31

(7) Effect on Business Results	The Split will not have a material effect on NEC’s business results.

*****

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.